Gian-Michele a Marca (415) 693-2148 gmamarca@cooley.com

June 11, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention: Matt Franker

RE:	Ad. Venture Partners, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 24, 2007 File No. 333-142319

Ladies and Gentlemen:

On behalf of our client, Ad.Venture Partners, Inc. (“Ad.Venture” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Ad.Venture’s Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-142319) (“Amendment No. 1”), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2007 (the “Preliminary Statement”).

Amendment No. 1 is being filed in response to your letter dated June 1, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Preliminary Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

General

1.
Please provide for staff review all materials prepared by the parties financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of these materials.

Response: We are supplementally providing the Staff with the documents requested under separate cover.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Two

2.
Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Response: In response to the Staff’s comment, we confirm that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, to date have been filed, and all future written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, will be filed, pursuant to Rule 425 of the Securities Act and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act.

3.
Customer contracts represent approximately 15% and 16% of total assets as of December 31, 2006 and 2005, respectively. Given the materiality of this intangible asset, please revise the discussion of your critical accounting policies to include a discussion of your policy for impairment testing, the method you use to estimate the fair value of this intangible asset, your significant assumptions under this valuation method, and uncertainties and risks of change related to these assumptions. Please also provide a sensitivity analysis disclosing the effect of a 1% change in each significant assumption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 149.

4.	Please amend your filing to include updated financial statements for the quarter ended March 31, 2007, as well as updated pro forma financial statements, as required by Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the filing has been updated to include Ad.Venture’s audited financial statements for the year ended March 31, 2007 and the unaudited interim consolidated financial statements of 180 Connect for the quarter ended March 31, 2007, as required by Rule 3-12 of Regulation S-X. The pro forma financial statements have also been updated to include financial results as of March 31, 2007, as required by Rule 3-12 of Regulation S-X.

Letter to the Stockholders of Ad.Venture Partners, Inc.

5.	Please revise here and throughout your registration statement to briefly disclose the nature of the "certain ancillary rights" attached to the exchangeable shares of the Purchaser.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to the stockholders, on the prospectus cover and on pages 1, 13, 47, 78, 89 and 97.

6.	Revise to clarify the proposals that are conditions to the Arrangement Proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to the stockholders.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Three

Summary of the Material Terms of the Arrangement, Page 1

7.	Please revise this section to provide cross-references to a more detailed discussion of these matters in the registration statement. Refer to Item 1001 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has amended the section entitled, “Summary of the Material Terms of the Arrangement” to provide cross-references to a more detailed discussion of these matters in the registration statement.

8.
Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based on the price of your shares and those of 180 Connect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1. We respectfully note that the consideration to be received by the 180 Connect shareholders will not fluctuate based on the price of the 180 Connect common shares.

9.	Please revise to disclose the fee paid by the parties to their respective financial advisors. Include disclosure regarding the portion of any such fee that is contingent upon completion of the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 19 and 53.

Risk Factors, page 28
Risks Relating to Ad.Venture Common Stock and Exchangeable Shares, page 32

10.	Please add a risk factor addressing the dilutive effect of the issuance of the merger consideration.

Response: In response to the Staff’s comment, the Company has added disclosure to the risk factor on page 32 entitled “The ownership interest of current stockholders of Ad.Venture will be substantially reduced, resulting in a dilution of current stockholders’ voting power.”

Risks Related to 180 Connect's Business and Industry, page 36
Consummation of the arrangement agreement may create an event of default under the terms of 180 Connect's convertible debentures, page 38

11.
Please revise your disclosure under this heading to briefly define "fundamental transaction" and "change of control" as applicable to the convertible debentures issued by 180 Connect. In addition, please disclose whether 180 Connect is soliciting waivers of these provisions from its convertible debenture holders. Similarly revise the discussion appearing under Securities of 180 Connect to be Assumed in Connection with the Arrangement on page 166.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 172.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Four

The Arrangement Proposal, page 47
Background of the Arrangement, page 47

12.
Please expand your discussion of the conference call that took place on December 18, 2006, to disclose the basis for the parties' determination of a tentative total enterprise valuation of $168 million for 180 Connect, as well as for the selected 2007 projected EBITDA multiples. Please also disclose whether either of the parties consulted with financial advisors in performing this valuation and, if so, what information was derived from such consultations. We may have additional comments upon review of your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49.

13.
Please revise your discussion of the definitive arrangement agreement and related agreements the parties reached on March 13, 2007, to disclose whether either party obtained an updated opinion regarding the fairness of the merger consideration from a financial point of view from any of the financial advisors. If no updated opinion was obtained, please disclose the reasons why no such opinion was obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51.

The Board's Reasons for the Approval of the Merger Agreement, page 51

14.
We note your statement in the second paragraph under this heading that "Ad.Venture did not receive services from any financial advisor other than the services provided by New Century Capital in connection with their fairness opinion." We also note your statement on the preceding page that you "engaged Maxim Group LLC to act as another financial advisor in connection with the transaction." Please expand your discussion of Maxim Group's participation to disclose the nature of any advisory services it provided in connection with the merger and the extent to which your board of directors considered such services in recommending approval of the plan of arrangement. Please also disclose whether Maxim Group provided a report, opinion, or appraisal within the meaning of Item 14(b)(6) of Schedule 14A and, if so, provide the disclosures required by paragraph (b) of Item 1015 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Five

15.
We note the discussion of the valuation analysis and financial projections utilized by the board in reaching its determination. If the projections and valuation analysis were provided by, or derived from information provided by 180 Connect or its advisors, such material information should be disclosed under an appropriate heading to your registration statement.

Response: The Company notes that no valuation analysis was provided by 180 Connect or its advisors. However, 180 Connect did provide a 2007 financial budget and a financial update for the 4th quarter of 2006 to the Company during the meetings held on January 2, 2007. In addition, on March 1, 2007, William Blair, the financial advisor to 180 Connect, provided five-year financial projections to New Century Capital Partners for purposes of that firm’s analysis in connection with providing a fairness opinion. Under separate cover, we have, on behalf of the Company, supplementally provided to the Staff a copy of the 2007 financial budget, the 2006 4th quarter financial update and the five-year financial projections. We note that the budget, the update and the projections are non-public information and that public disclosure could result in competitive harm to 180 Connect and the Company. We therefore request that the Staff maintain these materials as confidential and return the copies provided with this letter upon completion of the Staff's review.

As 180 Connect has previously publicly disclosed its projected 2007 revenue, the Company has revised the discussion on page 55 to disclose such projection. However, the Company has not included any other 180 Connect projected financial data in Amendment No. 1 and respectfully submits that the inclusion of such information is not required or appropriate for the following reasons.

First, the Company believes that the inclusion of the previously undisclosed projections could be misleading to stockholders without providing any meaningful benefit for the following reasons:

•
Disclosing the projections, even if they are accompanied by cautionary language, could be misleading to stockholders to the extent that stockholders might conclude that the projections are intended to represent actual future results. 180 Connect’s financial projections, particularly those extending beyond the current fiscal year, are inherently unreliable due to the significant uncertainties that could affect them, including potential changes in the business environment in which 180 Connect operates. For example, 180 Connect’s projected revenues are based on assumptions regarding continued growth and pricing arrangements with its customers, including DIRECTV. 180 Connect negotiates its pricing arrangements on an annual basis based on competitive conditions in its industry, and there is no guarantee that it will be able to negotiate the projected pricing arrangements. In addition, given the fact that the projections were prepared for internal financial management purposes in December 2006 and January 2007 and the stockholders meeting will likely occur in July or August 2007, several months after the date these projections were prepared, the Company believes there is a material risk that the projections could be outdated at the time stockholders are asked to vote. For example, the projections supplied by 180 Connect do not include the impact of 2007 pricing arrangements with DIRECTV, which were established after the preparation of such projections.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Six

•
Stockholders may place undue significance on the financial projections provided by 180 Connect, even if they are accompanied by cautionary language. In contrast to the significance stockholders may accord these projections, the Company has advised us that they were of limited usefulness in its own deliberations and negotiations. The projections were of limited usefulness to the Company for several reasons, including , the board’s recognition of the inherent unreliability of financial projections, especially those extending beyond the current fiscal year. and the fact that the board’s deliberations focused on the growth opportunities in 180 Connect’s industry and 180 Connect’s extensive branch network. In addition, the Company respectfully notes that the five-year projections provided to its financial advisor did not factor into the negotiations of the purchase price. As disclosed in Amendment No. 1, the parties had reached agreement on the letter of intent, which set forth in general terms the consideration to be paid in the arrangement, on January 19, 2007, prior to the delivery of the five-year projections to New Century Capital Partners.

•
The financial projections were not prepared in accordance with Commission rules or generally accepted accounting principles in the Unites States for purposes of public disclosure. As a result, the projections omit important assumptions and qualifications that may be required in order for them not to be misleading to stockholders.

Second, the Company respectfully submits that there is no requirement in the Proxy Rules or any other provision of the Exchange Act to include financial projections in a proxy statement, nor is it customary to do so in the context of a merger transaction. In this regard, we understand that the Staff has recognized on prior occasions that a rule requiring parties to include projections in a public filing could, in the long term, have a chilling effect on parties’ willingness to share projections with each other in merger transactions, which would not be beneficial to stockholders.

The Company believes it has disclosed in Amendment No. 1 all information material to an investor's decision regarding the proposed arrangement and that any non-public information, including projections, not so disclosed is not material to an investor's decision regarding whether or not to approve the arrangement.

16.
We note that the third paragraph under this heading refers to "a wide variety of factors" considered by the board of directors. Please discuss each material factor considered by the board in sufficient detail to permit investors to evaluate the reasonableness of the board's determination. For example, the first bullet point should address the extent to which consumer demand for advanced voice and video services have increased and the fourth bullet point should disclose 180 Connect's revenue growth in 2006 and its projected revenue growth for 2007. Additional revisions should include disclosure of the percentage of your net assets represented by 180 Connect's fair market value, including disclosure of how such fair market value was calculated, as well as a brief discussion of each of the identified negative factors evaluated by the board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 51.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Seven

Recommendation of the Board, page 52

17.
Please revise your discussion to disclose the vote by which both the board and its independent directors determined that the arrangement is fair to and in the best interest of Ad.Venture and its stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52.

18.
Please also revise to clarify whether the vote that the transaction was fair to and in the best interests of the company and its stockholders was distinct from the vote to approve the merger. If there was a distinct vote to approve the merger, disclose the result of this vote, including the vote of the independent directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52.

Opinion of New Century Capital, page 53
Public Comparable Companies Analysis, page 55

19.
Please expand your discussion of this analysis to disclose the criteria utilized by New Century Capital in selecting comparable companies, as well as whether any companies satisfying the selection criteria were nonetheless excluded from the analysis. If any companies satisfying the selection criteria were excluded, disclose the basis for the exclusion and its consequences with respect to this analysis. Make similar revisions with respect to the Merger and Acquisition Transaction Analysis on pages 57-58.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56.

20.
Please expand your discussion of 180 Connect's revenue growth rate and EBITDA margins compared to those of the comparable companies selected in the analysis and briefly explain the basis for New Century Capital's determination that 30% was the appropriate valuation discount with respect to 180 Connect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Eight

Comparable Company Performance, page 57

21.
Please expand your discussion under this heading to disclose the financial performance measures evaluated by your financial advisor. Please also briefly explain why 180 Connect's performance was evaluated only against Dycom and MasTec, as well as the companies' relative performance with respect to the measures selected.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Discounted Cash Flow Analysis, page 58

22.
Please revise the discussion under this heading to briefly disclose the basis for the selected EBITDA multiples and range of discount rates. With respect to the discount rates utilized, please disclose whether such rates were based on 180 Connect's weighted average cost of capital and, if so, the reason for selecting a range of discount rates with the actual weighted average cost of capital at the low end of the range.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58.

23.
Please revise to disclose the fee already paid to New Century Capital in connection with delivery of its fairness opinion, the amount that is contingent upon consummation of the arrangement, and the maximum amount that Ad.Venture may reimburse New Century Capital for the latter's out of pocket expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59.

Material U.S. Federal Income Tax Consequences of the Arrangement, page 59

24.
Please delete the statement that the tax consequences discussion is "for general information purposes only and does not purport to be a complete technical analysis or listing of all potential U.S. federal income tax consequences that may be relevant to holders . . . ." Delete similar language where it appears on page 66.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 66.

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Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Nine

Consequences under Securities Laws; Resale of Exchangeable Shares and Ad.Venture Common Stock, page 75

25.	Please revise the first paragraph under this subheading to clarify, if true, that the replacement options will also be issued in reliance upon the 3(a)(10) exemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

26.
Please revise your disclosure to clarify that the securities issued without registration in reliance upon Securities Act Section 3(a)(10) are freely transferable only if they are not held by an affiliate of any party to the transaction and if the holder does not become an affiliate of Ad.Venture as a consequence of the issuance. Refer to Part 5 of Revised Staff Legal Bulletin 3 (Oct. 20, 1999).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75.

27.
We note that you will assume 180 Connect's obligations with respect to its presently outstanding SARs and warrants. Please tell us whether the assumption of these securities will involve the issuance of a new security of Ad.Venture, as well as whether the issuance will be registered under the Securities Act or, if not, your analysis of the applicability of the claimed exemption from registration.

Response: To the extent that Ad.Venture's assumption of 180 Connect's SARs and warrants is deemed an issuance of new securities by Ad.Venture, such new securities would be issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. 180 Connect's SARs are held by eight officers and directors of 180 Connect, each of which is an accredited investor, and 180 Connect's warrants and convertible notes are held by three investors, each of which is an accredited investor.

The Arrangement Agreement and Plan of Arrangement, page 78

28.
We note the statement in the introductory paragraph that "[t]he assertions embodied in those representations and warranties . . . may be subject to important qualifications and limitations," and furthermore, that "some of those representations and warranties may not be accurate or complete as of any specified date . . . ." Please confirm that your disclosure includes a discussion of all material terms of the Arrangement Agreement and Plan of Arrangement and revise the statement regarding the accuracy of your disclosure, as it implies that investors are not entitled to the protections of the federal securities laws with respect to this discussion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Ten

Stockholder Voting Agreements, page 79

29.
Please revise to disclose the number of shares and percentage of shares subject to your officers and directors' voting agreement with 180 Connect regarding shares of common stock acquired in connection with or following your IPO. Please make corresponding revisions throughout your document.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to the stockholders and on pages 6, 15, 42, 79 and 170.

Fees and Expenses, page 88

30.
Please briefly describe the formula for adjusting the exchange ratio based upon the transaction expenses of the parties. Please also disclose whether this determination will be made prior to the solicitation of proxies for the parties' respective shareholder meetings.

Response: On a supplemental basis, the Company respectfully notes that any adjustment to the exchange ratio will be determined prior to, and included in, the filing of the definitive proxy statement.

Loss from continuing operations, page 140

31.
Your loss from continuing operations for the year ended December 31, 2006, increased to $9.5 as compared to $4.0 million for the year ended December 31, 2005. You reference items discussed in the direct contribution margin section as factors contributing to this material change in continuing operations. However, your disclosures in the direct contribution margin section do not sufficiently discuss the factors that negatively impacted continuing operations. In fact your discussion highlights the increase in your direct contribution margin due to revenue growth in certain businesses, improvements in your perpetual inventory system and the absence of the effects of hurricane Katrina. Please amend your filing to discuss the factors contributing to the further decline in continuing operations from December 31, 2005, to December 31, 2006.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 145.

Compensation Discussion and Analysis, page 148
Loans, page 150

32.	Please disclose the interest rate applicable to loans from Messrs. Balter and Slasky.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 30, 53, 125, 155, 165, 166.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Eleven

Expected Compensation Policies, page 150

33.
Please expand your disclosure here or under each applicable element of compensation paid to your executive officers to disclose what your compensation program is designed to reward and why you chose to pay each element of compensation. See Regulation S-K, Item 402(b)(1)(ii), (iv). In addressing each element of compensation paid, please disclose the basis for allocating among particular forms of long-term compensation and between cash and non-cash compensation, as well as what specific items of your performance were taken into account in determining compensation, as required by Item 402(b)(2)(ii), (iii), (v).

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 158.

Note 28 - Canada and United States Accounting Policy Differences, page F-38

34.
Please revise your disclosure to clarify the specific nature of the embedded derivative features (i.e. holder conversion option, the contingent put, and the accelerated repayment schedule and the stepped up interest required in the event of the non-obtaining of a U.S. listing).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-61.

Part II
Undertakings

35.	Please provide the undertaking required by Item 512(h) of Regulation S-K.

Response: We respectfully refer the Staff to the undertaking required by Item 512(h) which is set forth on Page II-2 of the Preliminary Statement and page II-2 of Amendment No. 1.

Exhibits
Exhibit 5.1, Opinion of Cooley Godward Kronish LLP

36.
Please submit a revised opinion of counsel that clearly states the registration statement relates to the issuance of shares of Ad. Venture common stock upon exchange of exchangeable shares of 6732097 Canada Inc., as well as upon the exercise of option issued pursuant to the Plan of Arrangement.

Response: In response to the Staff’s comment, we have revised our opinion and filed it as Exhibit 5.1 to Amendment No. 1.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Securities and Exchange Commission Attention: Matt Franker June 11, 2007 Page Twelve

Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 1.

Sincerely,

/s/ Gian-Michele a Marca

Gian-Michele a Marca

cc:	Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc. Scott Marcus, Esq., Cooley Godward Kronish LLP, counsel to issuer

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com